FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 13, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: May 13, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-05 May 13, 2004

First Quarter 2204 Financial Results

(all figures in US dollars)

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado", the "Company", or "we") today reported a net loss of $0.7 million for Q1 2004 compared to a net income of $1.7 million in Q1 2003.

First Quarter 2004 Highlights

  Produced 21,158 ounces of gold at a total cash cost of $284/oz.

  Generated cash flow from operations of $1.6 million

  Completed private land acquisition necessary for Kisladag construction

  Completed initial review of China National Gold assets and proceeding with detailed analysis of four assets of interest

  Commenced exploration activities on projects in Brazil and Turkey

  Q1 end cash balance of $93.6 million

Financial Results

During Q1 2004, Eldorado sold 22,793 ounces of gold at an average realized price of $408/oz. compared to the sale of 23,854 ounces of gold at an average price of $356/oz. in Q1 2003.  Revenue for Q1 2004 of $9.9 million increased marginally compared to Q1 2003 at $9.4 million.

Eldorado reports a net loss of $0.7 million for Q1 2004.  The net loss is a result of three non-cash events.  The Company recorded a $0.2 million loss on foreign exchange as our currency mix weakened against the U.S. dollar, a $3.3 million cost of expensing options granted in the quarter and a net tax gain on the reversal of $1.8 million related to the completion of our Brazil inter-company debt restructuring.  This compares to a Q1 2003 net income of $1.7 million of which the Company reported a gain on foreign exchange of $2.3 million, a cost of options expense of $0.7 million and a tax expense of $0.1 million.

Cash flow from operations in Q1 2004 was $1.6 million compared to $1.2 million in Q1 2003.

The Company continues to maintain a strong balance sheet with cash and cash equivalents of $93.6 million as of March 31, 2004 and working capital of $97.8 million.  The Company remains debt free and unhedged.

São Bento Mine

Gold production at the São Bento Mine in Q1 2004 was 21,158 oz. at a total cash cost of $284/oz.  Although production for the quarter was at planned levels, costs were in excess of plan due to and adverse changes in the mineralogy of the ore mined, significantly increasing both cyanide and oxygen consumption rates.  This change in mineralogy is related to an intrusive body which intersects the orebody in the area scheduled for mining in 2004 and as such will detrimentally affect the operation throughout 2004.

Continued interference with production relating to the shaft deepening activities and infrastructure development at depth has necessitated a reduction in planned production at São Bento in 2004.  Revised estimates are 85,000 oz. of gold produced at a cash cost of $270/oz. for 2004 improving to 94,000 ounces at $240/oz. in 2005.

Kisladag Project

The Kisladag Project continues to advance consistent with the plan to commence construction early in Q3 2004.  In Q1 2004, the Company successfully completed the acquisition of all the private lands necessary for the construction and operation of the Kisladag Mine.  Application for the Construction Permit enabling construction to commence will occur in Q2 2004.

The Company, through its engineer Hatch Associates, will deliver an update to the capital cost estimate and operating performance of the Kisladag Project in mid May.  This update will incorporate recently announced changes to the Value Added Tax law in Turkey and reflect changes in metal prices, energy costs, currency and refinement in engineering design.

The Company will release the results of the study May 20, 2004 and will host a conference call at 11:00 AM EST May 20, 2004 to discuss the study.

Efemçukuru

Through Q1 2004, work continued in the preparation of the Environmental Impact Assessment ("EIA") Report.  This report is expected to be completed and submitted to the Ministry of the Environment ("MOE") in Q3 2004.  Upon approval of the study and receipt of the positive certificate from the MOE, the full feasibility work programme, including drilling, will commence.  The project presently contains a defined high-grade resource in excess of 1 million ounces.  As part of the feasibility work programme, drilling will be conducted to further expand this resource as previous drilling has not defined the limits of mineralization.

China Initiative

In Q1 2004, our initial review of China National Gold Corporation's ("CNGC") gold assets was completed.  As a result of this review, three operating mines and one development project have been identified as having particular interest to Eldorado.  Both parties have agreed to further examine these opportunities with the objective to determine a basis for Eldorado's involvement.

In addition to the CNGC assets identified by Eldorado, the Company has been actively evaluating a number of exploration properties brought to us by various third parties.

In order to facilitate this, the Company has begun preparation to open a Representative Office in Beijing and obtain its business license.

Exploration

During 2004, Eldorado will be conducting exploration programmes in Brazil, Turkey and China.

Brazil

Eldorado has obtained mineral licenses on two properties in Amapa State, northern Brazil and another in Rio Grande do Norte State.

Amapa State is located within a lower-proterozoic mineralized corridor which starts in Venezuela and extends through the Guyanas, Brazil and into West Africa.  This belt hosts several major gold deposits, including Las Cristinas (11 million ounces), Omai (3.7 million ounces) and Ampari (2 million ounces).  Eldorado's land position within this belt totals 120,000 hectares.  The work programme for 2004 will focus on geologic mapping, stream and soil sampling, and geophysics to define drill targets.

At the Tartarugalzinho Project in Amapa State, work crews have begun sampling and mapping.  In the early 1980's this area was explored by BP Minerals, which defined a gold stream sediment anomaly approximately 10 kilometers long by 6 kilometers wide.  In total, Eldorado controls over 40 kilometers of the geologic trend which hosts this anomaly, and has scattered garimpero workings throughout.  Total land package is 80,000 hectares.

At Project C, also in Amapa State, a gold soil geochem anomaly measuring approximately 8 kilometers long by 3 kilometers wide was defined by a previous operator.  This operator also drilled 50 short holes within a limited portion of the anomaly to define a resource in the saprolite.  Eldorado controls 40,000 hectares in this package.

On both of these properties Eldorado plans on initial drilling programmes to commence late in Q3 2004.

In Rio Grande do Norte State, Eldorado has obtained 1,050 hectares north of the Bonfim Mine and has made applications for an additional 8,000 hectares.  The target at Bonfim North is the down plunge extension of the fold which hosts mineralization at the mine.  To date, Eldorado has taken 450 stream, soil and rock samples and is surveying geophysical lines for an IP programme scheduled to start in late May.

Turkey

In Turkey, the Company continues to carry out exploration work through its 100% owned subsidiary Tuprag Metal Mining in the Biga Peninsula in western Turkey, the western  Pontide belt as well as the west central Anatolian Plateau around Kisladag with its joint venture partner Demir Export.  Primary targets remain low sulphidation epithermal high grade vein systems as well as disseminated high sulphidation precious metals systems.  The Company's land position throughout the country has increased in 2004 through a recent series of government sponsored auctions.  Eldorado has licenses covering over 300,000 hectares in Turkey.  Over the course of the year exploration activity by domestic as well as international mining companies has increased substantially in Turkey as noted by the increased interest in these auctions.

Recent drilling carried out in the Biga Peninsula on three wholly owned prospects totaling 2,000 meters has been completed with follow up planned for the Keditasi prospect, where a shallow dipping quartz structure was drill tested. A strongly mineralized silica zone on a newly acquired adjacent license area will be followed up during the coming field season to trace the strike extension of the main zone.  Initial surface sampling of this 1,600 meter long zone has returned grades up to 3 g/t in rock chip samples.

The summer field program for the Demir JV will involve a widely spaced soil sampling program to further investigate an extensive alteration zone identified in the Afyon District east of Kisladag.  General reconnaissance follow up work will also be carried out on recently acquired licenses in this west central area.

The primary focus for the 2004 field season in Turkey will be in the western Pontide belt where the Company has identified and secured land positions covering a number of prospective alteration zones.  The western portion of the Black Sea/Pontide volcanic arc extends over 250 kilometers.

We have built a strong land position within the region and will be continuing surface sampling and mapping activity on three advanced prospects representing a combination of bulk tonnage systems and bonanza grade vein structures.  Following positive stream and rock chip sampling in 2003 the intention is to advance knowledge of these prospects to a drill decision before the end of the 2004 field season.  First pass reconnaissance work will continue on other targets in the Pontide arc.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business – Risk Factors" in the Company's Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado's properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard St.,

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	March 31,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$93,630	$105,465
Accounts receivable	3,982	3,213
Inventories	5,196	5,623
	102,808	114,301

Property, plant and equipment	25,704	23,784
Mineral properties and deferred development	42,681	32,287
Investments and advances	1,224	1,258
Other assets and deferred charges	-	-
	$172,417	$171,630
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$4,997	$7,164

	4,997	7,164

Asset retirement obligation	7,279	7,172
Contractual severance obligation	398	318
Deferred gain (loss)	-	(329)
Future income taxes	3,165	3,830
Convertible debentures	-	-

	15,839	18,155

SHAREHOLDERS' EQUITY
Share capital (Note 3)	445,115	444,665
Contributed surplus	1,094	1,094
Stock based compensation	5,456	1,418
Equity portion of convertible debentures	-	-
Deficit	(295,087)	(293,702)
	156,578	153,475
	$172,417	$171,630
Approved by the Board	Approved by the Board
"Robert Gilmore"	"Paul Wright"
Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenue
Gold sales	$8,973	$9,166
Interest and other income	967	282
	9,940	9,448
Expenses
Operating costs	6,265	5,050
Depletion, depreciation and amortization	1,059	2,564
General and administrative	1,245	1,038
Exploration expense	927	250
Interest and financing costs	-	192
Stock based compensation expense	3,316	722
Accretion expense	107	102
Foreign exchange loss (gain)	236	(2,267)
	13,155	7,651
Profit (loss) before the undernoted items	(3,215)	1,797
Gain on disposal of investments and advances	37	-

Profit (loss) before income taxes	(3,178)	1,797

Taxes
Current	1,845	(118)
Future	670	-
Net income (loss) for the period	$(663)	$1,679
Deficit at the beginning of the period:	(294,424)	(248,669)

Deficit at the end of the period	$(295,087)	$(246,990)
Weighted average number
of shares outstanding	254,236,824	209,956,508
Basic and Diluted Income (loss) per share - U.S.$	$-	$0.01
Basic and Diluted Income (loss) per share - CDN.$	$-	$0.01

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)	Three months ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(663)	$1,679
Items not affecting cash
Depletion, depreciation and amortization	1,059	2,564
Future income taxes	(670)	-
Gain on sale of investments	-	-
Interest and financing costs	-	45
Amortization of hedging loss (gain )	329	(680)
Stock based compensation expense	3,316	722
Contractual servrance expense	80	-
Accretion expense	107	102
Foreign exchange loss (gain)	516	(2,430)
	4,074	2,002
(Increase) in accounts receivable	(769)	(47)
(Increase) decrease in inventories	427	7
(Decrease) Increase in accounts payable and accrued liabilities	(2,167)	(760)

	1,565	1,202
Cash flow from investing activities
Property, plant and equipment	(2,979)	(1,906)
Mineral properties and deferred development	(10,394)	(795)
Investments and advances	(35)	(4)
Proceeds from disposals of investments and advances	69	-

	(13,339)	(2,705)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	450	3,003

	450	3,003

Foreign exchange gain (loss) on cash held in foreign currency	(511)	2,444
Net Increase (decrease) in cash and cash equivalents	(11,835)	3,944

Cash and cash equivalents at beginning of the period	105,465	37,627
Cash and cash equivalents at end of the period	$93,630	$41,571
Supplemental cash flow information
Interest paid	$-	$-
Income tax paid	$-	$10

                                             PRODUCTION HIGHLIGHTS1

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004
Gold Production
Ounces produced	21,831	26,772	23,327	23,119	21,158
Cash Operating Cost ($/oz)[5]	215	230	245	245	276
Total Cash Cost ($/oz)[2,5]	222	237	253	252	284
Total Production Cost ($/oz)[3,5]	338	350	383	386	341
Realized Price ($/oz - sold) [4]	356	344	358	390	408
São Bento Mine, Brazil
Ounces produced	21,831	26,772	23,327	23,119	21,158
Tonnes to Mill	92,104	94,497	93,824	93,705	90,586
Grade (grams / tonne)	9.55	8.95	9.31	8.72	8.18
Cash Operating Cost ($/oz)[5]	215	230	245	245	276
Total Cash Cost ($/oz)[2,5]	222	237	253	252	284
Total Production Cost ($/oz)[3,5]	338	350	383	386	341

1

Cost figures calculated in accordance with Gold Institute Standard

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.  Total Production Costs for 2003 have been revised to include Section 3110 of the Canadian Institute of Chartered Accountants (CICA 3110 - Asset Retirement Obligation).

4

Excludes amortization of deferred gain.

5

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.  Please see section "Non-GAAP Measures" of the MD&A.